April 2, 2025

Lewis H. Bender
President, Chief Executive Officer and Chairman
Intensity Therapeutics, Inc.
1 Enterprise Drive, Suite 430
Shelton, CT 06484-4779

       Re: Intensity Therapeutics, Inc.
           Draft Registration Statement on Form S-1
           Submitted March 28, 2025
           CIK No. 0001567264
Dear Lewis H. Bender:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Ivan K. Blumenthal, Esq.